FOR IMMEDIATE RELEASE

Dealcheck.com Inc. announces new developments at its investee company

Toronto, August 30, 2001 - Dealcheck.com Inc. (OTCBB: DCHK) is pleased to Announce that Xloom Holdings Inc. (Xloom), a Seattle, Washington based private company, in which Dealcheck owns 165,921 common shares representing approximately 5% of the issued shares, has released version 3.0 of its xFrame software, called "Cayman" to be deployed for the Nikkei Desktop. The new version contains numerous improvements to optimize the product for scalability and performance.

Xloom has recently made two key appointments to accelerate their product development and sales to US and European markets. Mr. Michael Molendijk as Vice President Marketing and Mr. Thomas Bundy as Vice President Operations.
Mr. Molendijk has a successful 12-year track record in the high-tech industry with strong focus on marketing business software. He served as VP Marketing at License Online, a B2B eCommerce Portal for the IT Channel. Mr. Bundy brings 17 years of operations and senior leadership experience both domestically and internationally. He was a principal partner for Deltapoint Corporation, an international management consulting firm.

Mr. Gordon Harter, CEO of Xloom commented, "We believe that with our product Development path, combined with our upcoming sales and marketing strategy and Continually improving development process, we have a viable Company that can be Profitable next year."

About Xloom Holdings Inc.

Xloom is engaged in development and marketing of the xLoom Application Framework software (xFrame). Xframe rapidly extends existing business Applications, allowing secured wired, wireless and even voice-enabled access To cricital eneterprise data. Integrated with Microsoft's .NET Framework, XFrame will allow businesses to rapidly and securely extend applications to Include currently popular wired and wireless devices.

Xloom has an on-going contract with Japan Network Systems Co. Ltd.

About Dealcheck.com Inc.

Dealcheck.com Inc. has holdings in various industries through acquisition of Exisiting companies, applying the financial resources and management expertise To foster the growth and profitability of the acquired businesses. The holding Serves as a financial and professional partner to the management of the Subsidiaries. The role of the holding company is to improve each subsidiary's Access to capital, and utilize the financial and mangement expertise of Corporate personnel across all units. The Company is continuing to work with Management of the subsidiary companies to improve revenues, operations and Profitability.

For more information on Dealcheck.com Inc. contact Kam Shah, CFO at 416-860-9997 or visit their web site at <http://www.dealcheck.com>.

For Investor Relations, contact Rob Kennedy at Current Capital Corporation at 416-860-0211 or visit their web site at <http://www.currencapital.com>.

This press release contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.